Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Components of Results of Operations

Revenues. We generate revenues primarily from the sale of our products, and, to a lesser extent, services. The final price to the customer may largely vary based on various factors, including but not limited to the size of a given transaction, the geographic location of the customer, the specific application for which products are sold, the channel through which products are sold, the competitive environment, results of negotiation, and the mixture of products and services.

Cost of Revenues. Our cost of revenues consists primarily of the prices we pay contract manufacturers for the products they manufacture for us, the costs of off-the-shelf parts, accessories and antennas, the costs of our manufacturing facility, estimated warranty costs, costs related to management of our manufacturing facility, supply chain and shipping, as well as inventory write-off costs and amortization of intangible assets. In addition, we pay salaries and related costs to our employees and fees to subcontractors relating to installation services with respect to our products.

Significant Expenses

Research and Development Expenses, net. Our research and development expenses, net of government grants, consist primarily of salaries and related costs for research and development personnel, subcontractors` costs,  materials costs, and equipment depreciation. All of our research and development costs are expensed as incurred, except for development expenses, which are capitalized in accordance with ASC 985-20 and ASC 350-40. We believe that continued investment in research and development is essential to attaining our strategic objectives.

Sales and Marketing Expenses. Our sales and marketing expenses consist primarily of compensation and related costs for sales and marketing personnel, trade show and exhibit expenses, travel expenses, commissions and promotional materials.

General and Administrative Expenses. Our general and administrative expenses consist primarily of compensation and related costs for executive, finance, information system and human resources personnel, professional fees (including legal and accounting fees), insurance, provisions for credit losses and other general corporate expenses.

              Restructuring and related charges. Our Restructuring and related charges expenses consist primarily of contractual and termination severance pay and other related costs for the impacted employees.

Financial expenses and others, net. Our financial expenses and others, net, consist primarily of gains and losses arising from the re-measurement of transactions and balances denominated in non-dollar currencies into dollars, gains and losses from our currency hedging activity, interest paid on bank loans, other fees and commissions paid to banks, actuarial losses and other expenses.

Taxes. Our tax expenses consist of current corporate tax expenses in various locations, changes in deferred tax assets and liabilities, as well as changes in reserves for uncertain tax positions.

Results of Operations

The following table presents interim consolidated statement of operations data for the periods indicated and as a percentage of total revenues (in thousands of U.S. dollars).

	Six months ended June 30, 2022 (Unaudited)		Six months ended June 30, 2023 (Unaudited)
	$	%	$	%
Revenues	140,993	100	169,560	100
Cost of revenues	100,250	71.1	111,028	65.5
Gross profit	40,743	28.9	58,532	34.5
Operating expenses:
Research and development, net	14,292	10.1	15,750	9.3
Sales and Marketing	18,134	12.9	19,974	11.8
General and administrative	9,898	7.0	11,542	6.8
Restructuring and related charges	-	-	897	0.5
Total operating expenses	42,324	30.0	48,163	28.4
Operating income (loss)	(1,581)	(1.1)	10,369	6.1
Financial expenses and others, net	(1,516)	(1.1)	(3,344)	(1.9)
Taxes on income	(711)	(0.5)	(2,969)	(1.8)
Net income (loss)	(3,808)	(2.7)	4,056	2.4

Six months ended June 30, 2023, compared to six months ended June 30, 2022

Revenues. Revenues increased by 20.3% from $141.0 million in the first six months of 2022 to $169.6 million in the first six months of 2023, an increase of $28.6 million. Revenues in the North America region increased from $28.3 million in the first six months of 2022 to $48.6 million in the first six months of 2023. Revenues in the India region increased from $37.3 million in the first six months of 2022 to $46.9 million in the first six months of 2023. Revenues in the APAC region increased from $17.2 million in the first six months of 2022 to $19.6 million in the first six months of 2023. Revenues in the Latin America region decreased from $25.3 million in the first six months of 2022 to $22.5 million in the first six months of 2023. Revenues in Africa region decreased from $10.0 million in the first six months of 2022 to $9.2 million in the first six months of 2023. Revenues in the Europe region decreased from $22.8 million in the first six months of 2022 to $22.7 million in the first six months of 2023.

Cost of Revenues. Cost of revenues increased by 10.8% from $100.3 million in the first six months of 2022 to $111.0 million in the first six months of 2023, an increase of $10.7 million, Attributed mainly due to:

•
Increase of $12.5 million relates to $9.6 million higher material costs, primarily due to higher volume of revenues as well as increased cost of some components and $2.9 million due to inventory write-off.

•	Increase of $1.2 million in services costs.
•	Increase of $0.6 million in salaries and employee-related expenses.
•	Decrease of $3.3 million due to lower shipping and storage costs.
•	Decrease of $0.3 million due to lower other production costs.

              Gross Margin. Gross profit as a percentage of revenues increased  from 28.9% in the first six months of 2022 to 34.5% in the first six months of 2023. This increase is mainly attributed to increased revenues coupled with improved margins derived mainly from a higher mixture of revenues from  North America.

Research and Development Expenses, Net. Our research and development expenses, net, increased by 10.2% from $14.3 million in the first six months of 2022 to $15.8 million in the first six months of 2023, an increase of $1.5 million. The increase was primarily attributed to higher salary and employee-related expenses of $1.3 million, and an increase of $0.3 million in other research and development expenses, offset by an increase of $ 0.1 million in IIA (Israeli Innovation Authority) grants. Our research and development efforts are a key element of our strategy and are essential to our success. We intend to maintain our focus on research and development initiatives, and we foresee that an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures.

Sales and Marketing Expenses. Sales and Marketing expenses increased by 10.1% from $18.1 million in the first six months of 2022 to $20.0 million in the first six months of 2023, an increase of $1.9 million. This increase was primarily attributed to an increase of $0.4 million in sales commissions expenses, an increase of $0.3 million in trade shows and marketing expenses, an increase of $0.3 million in travel expenses, an increase of $0.2 million in share-based compensation as an increase of $0.1 million in AR credit insurance, higher salary and employee-related expenses of $0.1 million as well as an increase of $0.5 million in other sales and marketing expenses.

General and Administrative Expenses. General and administrative expenses increased by 16.6% from $9.9 million in the first six months of 2022 to $11.5 million in the first six months of 2023, an increase of $1.6 million. The increase was primarily attributed to an increase of $0.7 million in salaries and employee-related expenses, an increase of $0.5 million in credit losses expenses, an increase of $0.2 million in consultants' fees, and an increase of $0.2 million in other general and administrative expenses.

                Restructuring and related charges. There were no restructuring costs in 2022 as compared with $0.9 million in 2023. The increase was primarily attributed to contractual and termination severance pay and other related costs for the impacted employees.

Financial expenses and others, Net. Financial expenses and others, net, totaled $1.5 million in the first six months of 2022 as compared to $3.3 million in the first six months of 2023, an increase of $1.8 million. This increase was mainly attributable to an increase of $2.2 million in interest expenses, offset by a decrease of $0.2 million related to exchange rate differences and a decrease of $0.2 million in bank commissions.

Taxes on income. Taxes on income totaled $0.7 million in the first six months of 2022 as compared to $3.0 million in the first six months of 2023, an increase of $2.3 million. The increase was mainly attributable to an increase in deferred taxes of $1.6 million, an increase of $0.2 million in tax exposures reverses as well as a decrease in tax credits from previous years of $0.5 million.

Net income (loss). The Company had a net loss of $(3.8) million in the first six months of 2022 as compared to a net income of $4.1 million in the first six months of 2023, a change of $7.9 million. As a percentage of revenues, net loss was (2.7%) in 2022 compared to net income of 2.4% in 2023. The increase was attributable primarily to higher revenues and gross profit offset by higher operating, financial and tax expenses.

Liquidity and Capital Resources

As of June 30, 2023, we had approximately $24.5 million in cash and cash equivalents.

On June 26, 2023, the Company renewed a total credit line of $117.8 million with the banks for an additional year (until June 30, 2024) while changing the mix of facilities to the following amounts: $72.0 million dedicated for short-term loans facility and $45.9 million dedicated for bank guarantees.

The credit facility is provided by a bank syndicate, with each bank agreeing severally (and not jointly) to make its agreed portion of the credit lines to us in accordance with the terms of the credit agreement. Such credit agreement includes a framework for joint decision-making powers by the banks. As of June 30, 2023, we had $32.4 million available under our credit facility in the form of loans and $23.1 million available in bank guarantees outstanding in respect of tender offer guarantees, financial guarantees, warranty guarantees and performance guarantees to our customers.

The Credit Facility contains financial and other covenants requiring that the Company maintains, among other things, minimum shareholders' equity value and financial assets, a certain ratio between its shareholders' equity (excluding total intangible assets) and the total value of its assets (excluding total intangible assets) on its balance sheet, a certain ratio between its net financial debt to each of our working capital and accounts receivable. As of June 30, 2023, the Company met all of its covenants.

The Credit Facility is secured by a floating charge over all Company's assets as well as several customary fixed charges on specific assets.

 Net cash provided by operating activities was $6.7 million for the six months ended June 30, 2023.

In the first six months of 2023, our cash provided by operating activities was predominantly affected by the following principal factors:

•          our net income of $4.1 million;
•          a $5.1 million of depreciation and amortization expenses;
•          a $4.1 million decrease in inventories, net of write-offs;
•          a $1.9 million increase in stock-based compensation expenses; and
•          a $0.4 million increase in deferred revenues.

These factors were offset mainly by:

•          a $6.4 million increase in trade receivables and other accounts receivables;
•          a $1.6 million decrease in trade payables and accrued liabilities;
•          a $0.6 million decrease in operating lease liability, net; and
•          a $0.3 million decrease in accrued severance pay and pensions, net.

Net cash used in operating activities was $5.0 million for the six months ended June 30, 2022.

In the first six months of 2022, our cash used in operating activities was predominantly affected by the following principal factors:

•          our net loss of $3.8 million;
•          a $7.2 million increase in trade receivables and other accounts receivables;
•          a $2.2 million decrease in operating lease liability, net;
•          a $0.3 million decrease in trade payables and accrued liabilities; and
•          a $0.4 million decrease in accrued severance pay and pensions, net.

These factors were offset mainly by:

•          a $5.8 million of depreciation and amortization expenses;
•          a $1.4 million increase in stock-based compensation expenses;
•          a $1.3 million increase in deferred revenues; and
•          a $0.4 million decrease in inventories, net of write-offs.

 Net cash used in investing activities was approximately $7.3 million in the first six months of 2023, attributed to the purchase of property and equipment of $5.5 million and purchase of intangible assets of $1.8 million, compared to $5.8 million in the first six months of 2022 attributed to the purchase of property and equipment of $5.4 million and purchase of intangible assets of $0.4 million.

Net cash provided by financing activities was approximately $2.1 million in the first six months of 2023, attributed mainly to proceeds from short-term bank credit and loans, net, compared to $17.2 million in the first six months of 2022, attributed to proceeds from short-term bank credit and loans, net of $17.1 million and proceeds from exercise of stock options of $0.1 million.

Our capital requirements are dependent on many factors, including, among other things, working capital requirements to finance the business activity of the Company and the allocation of resources to research and development, marketing and sales activities. We may decide to raise capital if and when we may require it, subject to changes in our business activities.

We believe that current cash and cash equivalent balances, together with the credit facility available with the lenders, will be sufficient for our requirements through at least the next 12 months.